Exhibit 99.1
Shinhan Card’s Board made a resolution to increase short-term loan

On November 25, 2022, the board of directors of Shinhan Card made a resolution to increase short-term loan.

1. Purpose: To maintain stable financing

2. Detail:

Type of Loan	Loan from Shinhan Bank
Total Amount of Loan Limit	KRW 400 billion
Maturity	Within 1 years